(MOTOROLA LOGO)
June 15, 2009
BY EDGAR AND FEDEX
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Motorola, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 26, 2009

Form 10-Q for Fiscal Quarter Ended April 4, 2009
File No. 1-07221
Dear Mr. Spirgel:
     Set forth below are the responses of Motorola, Inc. (“Motorola” or the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Edward J. Fitzpatrick, Acting Chief Financial Officer, dated May 20, 2009, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2008 filed February 26, 2009 and Form 10-Q for the fiscal quarter ended April 4, 2009. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type.
Form 10-K for Fiscal Year Ended December 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Liquidity and Capital Resources, page 52
Financing Activities, page 56
Credit Ratings, page 57
1.	You state that your credit rating was downgraded by various rating agencies and that you have a non-investment grade rating from one agency. You discuss a number of risks associated with having split rated credit as a risk factor at page 21. Discuss these risks in the context of your liquidity within MD&A and the specific impact of these downgrades on your results of operations and financial position.
Response
The Company discusses a number of risks associated with having a split rated credit, some of which the Company believes are more remote than others, particularly because of the Company’s cash, cash equivalents, short term investments and Sigma Fund holdings described on pages 33-35 of the Form 10-Q for the quarter ended April 4, 2009 (the “Q1 Form 10-Q”). The Company believes it has adequate liquidity for its operations. The Company has identified the items that it believes are the most relevant and disclosed those in its Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) and/or in its Q1 Form 10-Q. In our 2008 Form 10-K, we have included disclosure about our limited access to the commercial paper market on page 56 of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) under Financing Activities; Commercial Paper and Other Short-Term Debt. We also have included disclosure about our access to the long-term debt market on page 56 of MD&A under Financing Activities; Long-Term Debt. In future filings, we will expand the disclosure regarding our access to the long-term debt market to reflect some of the additional risks identified in the risk factor on long-term debt such as that it may be more difficult for us to quickly issue long-term debt as a split rated credit. In the 2008 Form 10-K, the Company has disclosed its plans to negotiate new revolving receivable sales facilities. In future filings, we will update this disclosure as those facilities are established and include disclosure if the terms are expected to have a meaningful impact on our ability to sell receivables. In future filings, the Company will expand its liquidity discussion in MD&A to include additional items identified in its risk factors related to being a split rated credit when it believes those risks become less remote and more relevant to the Company. The Company also will describe the specific impact of the split rated credit on our results of operations and financial position when the Company believes it is necessary to understand its financial condition, changes in financial condition and results of operations.
Significant Accounting Policies, page 67
Valuation and Recoverability of Goodwill and Long-lived Assets, page 72
2.	We note that you recorded a goodwill impairment charge for the Enterprise Mobility reporting unit but no valuation allowance for the deferred tax assets associated with the Broadband Mobility Solutions business. Similarly, you state that goodwill of the Mobile Devices and Enterprise Mobility reporting units were impaired while the fixed assets associated with these businesses were not impaired. Please tell us how your estimates and assumptions regarding future operating results for these businesses differed between each recoverability analysis. Explain for us the reason for any differences and provide more disclosure in future filings in order to reconcile the fact that certain deferred tax assets and fixed assets were recoverable while the goodwill was considered impaired.

Response
In the fourth quarter of 2008, the Company performed an impairment analysis for goodwill at each of its five reporting units, and impairment analysis for long-lived assets (including fixed assets) at its Mobile Devices business and its Enterprise Mobility business, and a deferred tax asset recoverability analysis in each jurisdiction for which the Company has material deferred tax assets, the vast majority of which is the United States. The primary difference in each analysis was how future cash flows are considered under the relevant generally accepted accounting principles (“GAAP”).

The cash flow projections used in each recoverability test for goodwill and fixed assets were consistent, including the assumptions underlying future sales, margins, and growth rates. The nature of each test and the level at which assets are tested for recoverability under U.S. GAAP are different. For example, goodwill is tested for recoverability at the reporting unit level, while fixed assets are tested at the “asset group” level. Fixed assets are first tested for recoverability on an undiscounted cash flow basis when those assets are held-for-use under Statement 144 and the projections of future cash flows are for periods commensurate with the remaining lives of those assets. The first step in the goodwill recoverability analysis is to compare a reporting unit’s fair value to its book value. In arriving at the fair value of a reporting unit when testing goodwill, future cash flows are discounted under Statement 142. This is a significant difference in the recoverability tests under Statements 144 and 142, and it is not uncommon that long-lived assets will be recoverable on an undiscounted cash flow basis while a reporting unit’s fair value is below book value for purposes of testing goodwill under Statement 142. Our analyses determined that undiscounted cash flows were sufficient to recover the carrying value of fixed assets.

With respect to the recoverability of deferred tax assets, the vast majority of our deferred tax assets are in the United States. Although the Company did have goodwill impairment associated with its Enterprise Mobility reporting unit, the deferred tax assets associated with that reporting unit are immaterial. In assessing recoverability of deferred tax assets, we considered Motorola, Inc. consolidated future U.S. taxable income. As required by the provisions of SFAS 109, we considered the recoverability of deferred tax assets by jurisdiction and by using the guidance in that standard on weighing positive and negative evidence to reach conclusions about the amount of future taxable income to be included in any recoverability analysis. As disclosed on pages 68-69 of our 2008 Form 10-K, the Company did include forecasts of future taxable losses at its Mobile Device business in our recoverability analysis but did not include any forecasted future taxable income for any future period for that business due to its recent history of operating losses in that business. After we considered both positive and negative evidence, we reached the conclusion that the weight of the negative evidence precluded us from considering any future taxable income in our deferred tax asset recoverability analysis with respect to our Mobile Device business. However, as also disclosed in our 2008 Form 10-K, we believe the sustained history of profitability in our Broadband Motility Solutions business provides strong positive evidence that permits the inclusion of future taxable income from that business in our deferred tax asset recoverability analysis. As a result of our assessment of the amount of future U.S. taxable income in our deferred tax asset recoverability analysis, we concluded that we needed a valuation allowance of $2.1 billion to reduce the amount of deferred tax assets to the amount that more likely than not would be recovered. We will consider the need for additional disclosure in future filings to highlight the reasons for any differences that lead to certain material assets in a business being recoverable while others are impaired.

3.	In light of your significant goodwill impairment charge for the Enterprise Mobility reporting unit, you should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.
Response
The Company’s Enterprise Mobility reporting unit is part of the Company’s Enterprise Mobility Solution segment. We discuss that business segment in our 2008 Form 10-K, including Item 1, the Executive Summary in MD&A and the Segment Information. In that discussion, we discuss that the enterprise market, the primary focus of this Enterprise Mobility reporting unit, remains an important market and part of the business segment’s strategic focus. We do not believe the goodwill impairment charge is indicative that the future operating results and cash flow for this reporting unit will be significantly lower than they have been recently. Accordingly, we believe our current disclosure adequately describes the known trends and uncertainties for this business.

Our cash flow assumptions incorporate our expectations of future global economic conditions. However, we are concerned that making comments about the timing of any economic recovery and our expectation of future operating performance using cash flow analyses required to support recoverability tests under U.S. GAAP or providing other indicators about expectations of future results of the reporting unit could be interpreted as providing financial guidance at a level the Company has not historically done in the past. While the Company has provided limited quarterly financial guidance at a segment reporting level and at the consolidated level, it has not provided full year sales or earnings guidance for 2009.

With respect to the primary drivers of the goodwill impairment charge, the Company has disclosed on page 74 of the 2008 Form 10-K that the Company acquired the main components of the Enterprise Mobility reporting unit in 2007, near the peak of recent market valuations. Not surprisingly, as a result of the macroeconomic environment, the decline in its fair value below book value resulted in the sizeable impairment of goodwill. The largest drivers of the decrease in the value of the reporting unit were a decrease in 2009 revenues and operating earnings in comparison to prior valuations and an increase in the discount rate by approximately 1% point from prior valuations. The decrease in forecasted cash flows was primarily driven by the impact of the economic environment on the reporting unit’s customers. The increase in the discount rate is driven by higher market volatility observed in the market place. The Company will expand disclosure as appropriate in future filings.
Note 1. Summary of Significant Accounting Policies, page 87
Sigma Fund, page 88
4.	We note your disclosure here and at page 94 that, beginning in the fourth quarter of 2008, you record all changes in the fair value of Sigma Fund investments, including temporary unrealized gains and losses, in the income statement. Prior to the fourth quarter, you recognized temporary unrealized losses as a component of Non-owner changes to equity in the statement of stockholders’ equity. Explain for us in more detail the reason for and timing of your change in accounting policy in the fourth quarter of 2008. Clarify how you determined that the stand-alone accounting policies of the Sigma Fund should be retained in the consolidated financial statements.
Response
The AICPA’s Audit and Accounting Guide of Investment Companies defines an investment company as an entity that pools shareholders’ funds to provide the shareholders’ with professional investment management. It also provides four characteristics that investment companies share:
•	The primary business activity of the investment company involves investing assets, usually in securities of other entities not under common management, for current income, appreciation or both;

•	Ownership in the investment company is represented by units of investments, such as shares of stock or partnership interests, to which a proportionate share of net assets can be attributed;

•	The funds of the owners of the investment company are pooled to avail owners of professional investment management; and

•	The investment company is the primary reporting entity.
Sigma Fund (the “Fund”) is a Fund designed to provide investment returns similar to a money market fund. The Fund is registered as a mutual fund outside the U.S. and is wholly owned by Motorola and its subsidiaries. The Fund is a vehicle through which Motorola subsidiaries invest their excess cash. Motorola subsidiaries do this by purchasing units in the Fund. The Fund itself is guided by certain investment objectives designed to preserve principal and maintain liquidity for Motorola and its subsidiaries. The Sigma Fund is managed by four investment managers, and its investment policies are established by Motorola. The investment policies of the Sigma Fund are described on page 54 of the 2008 Form 10-K.

Given the nature of the Fund, Motorola determined that it meets the definition of an investment company under the AICPA audit guide. The Fund itself prepares its stand-alone financial statements applying the provisions of the AICPA audit guide.

Under the audit guide, investment companies report investments at fair value (as defined by Statement 157) with all changes in fair value being reported in the statement of operations (along with income earned on the investments).

In considering whether the accounting policies of the Sigma Fund should be retained in consolidation, the Company considered EITF Issue No. 85-12 “Retention of Specialized Accounting for Investments in Consolidation”. The consensus reached in EITF Issue 85-12 states that if specialized industry accounting principles are appropriate at a subsidiary level, those principles should be retained in consolidation.

Prior to the fourth quarter of 2008, the Company accounted for investments of Sigma Fund as available-for-sale under Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under Statement 115, changes in the fair value of available-for-sale are recorded to equity unless a decline below cost is considered other-than-temporary. After reviewing EITF Issue 85-12, the Company determined that it should retain investment Company accounting in its consolidated financial statements rather than treat the Sigma Fund investments as available-for-sale.

The Company did not apply this guidance in periods prior to the fourth quarter of 2008. After carefully reviewing the significance of the adjustments previously recorded to equity from a quantitative and qualitative perspective using the guidance in Staff Accounting Bulletin Topics 1: M and N, the Company corrected the accounting in the fourth quarter of 2008, since it was concluded that the impact to prior periods was not material either from a qualitative or quantitative standpoint.
Note 7. Retirement Benefits, page 106
Pension Benefit Plans, page 106
5.	Tell us your basis for recognizing the curtailment gain in your income statement for the year ended December 31, 2008. Clarify how you applied the guidance in paragraphs 12 — 14 of SFAS 88. In this regard, it appears that you have an unrecognized net loss associated with this plan.
Response
In December 2008, the Company amended its U.S. Regular Pension, the Officers’ Plan and the Motorola Supplemental Pension Plan (“MSPP”) (collectively, the “Plans”). Under the Plans’ amendments in December 2008 (“the Amendments”), beginning on March 1, 2009, employees no longer accrue any additional benefits, future compensation increases earned are not used to compute accrued benefits, and service performed on and after that date is not considered service for any purpose under the Amendments. Thus, the Amendments result in the elimination of the accrual of defined benefits for all participants for all future service and, therefore, represent a curtailment event as defined in paragraph 6 of SFAS 88. As a result of the curtailment event, the projected benefit obligations (or “PBO”) for the Plans decreased by $171 million.

The curtailment gain resulting from the decrease in the PBO was fully recorded against the Plans’ $2.9 billion previously unrecognized net loss in accumulated other comprehensive income in accordance with paragraphs 13(b) and 40 of SFAS 88. As the previously unrecognized net loss exceeded the curtailment gain, nothing was recognized in income related to the decrease in the PBO in the period ended December 31, 2008.

Prior to the Amendments, the unrecognized prior service cost in accumulated other comprehensive income for the Plans was a credit balance of $237 million. This credit balance was the result of negative retroactive plan amendments in prior years which altered the benefit formulas for the Plans. Through these amendments, there was no reduction in expected years of future service and participants continued to accrue defined benefits. Therefore, these prior year amendments were not curtailment events as defined by paragraph 6 of SFAS 88. It was this credit balance that the Company recognized as gain in the fourth quarter of 2008 as a result of the 2008 Amendments.

As the accrual of all future benefits have been eliminated through the December 2008 Amendments, the entire credit balance of $237 million of unrecognized prior service cost was recognized as a gain upon amendment of the Plans in accordance with paragraph 12 of SFAS 88.
* * * *
In connection with the responses in this letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of this disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If the Staff has any further questions or comments concerning this response, or if you require additional information, please feel free to contact me at (847) 576-7646.
Sincerely,
/s/ CAROL H. FORSYTE
Carol H. Forsyte
Corporate Vice President, Law, Securities
Motorola, Inc.

cc:	Melissa Hauber, Senior Staff Accountant Robert S. Littlepage, Jr., Accountant Branch Chief